UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West
Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and 401(k) Benefits

Administration Committee

NCI 401(k) Profit Sharing Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas

June 26, 2013

NCI 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Cash, non-interest bearing	$-	$3,357

Investments, at fair value (See Notes 3 and 4):
Money market fund	90,902	227,003
Registered investment companies (mutual funds)	92,346,149	76,927,681
Common collective trusts	69,670,273	64,638,964
NCI Building Systems, Inc. common stock	8,842,082	8,097,959

Total investments	170,949,406	149,891,607

Receivables:
Participants’ contributions	252,199	219,222
Employer contributions	994,237	798,141
Participant notes receivable	7,803,920	7,531,903

Total receivables	9,050,356	8,549,266

Net Assets Available for Benefits at Fair Value	179,999,762	158,444,230

Adjustment from Fair Value to Contract Value for Fully
Benefit-responsive Investment Contracts	(1,318,901)	(1,136,174)

Net Assets Available for Benefits	$178,680,861	$157,308,056

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011

Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$1,808,234	$1,620,700
Net appreciation (depreciation) in fair value of
investments (See Note 3)	15,679,741	(4,806,622)

Total investment income (loss), net	17,487,975	(3,185,922)

Interest from participant notes receivable	336,375	377,360

Contributions:
Participants	9,194,775	7,682,477
Employer	3,448,851	1,610,676
Rollovers	4,593,295	123,973

Total contributions	17,236,921	9,417,126

Total additions	35,061,271	6,608,564

Deductions from net assets attributable to:
Benefits paid directly to participants	13,454,433	13,376,883
Administrative expenses	234,033	314,323

Total deductions	13,688,466	13,691,206

Net Increase (Decrease) in Net Assets Available for Benefits	21,372,805	(7,082,642)

Net Assets Available for Benefits, Beginning of Year	157,308,056	164,390,698

Net Assets Available for Benefits, End of Year	$178,680,861	$157,308,056

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 1: Description of the Plan

The following description of the NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan administrator.

General

The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the “Company”) who have completed three months of service, as defined by the Plan, are employed on the first day of the calendar quarter, and are age 18 or older.

Effective January 1, 2010, the Plan was amended and restated to comply with various federal updates. Effective June 21, 2012, the Plan was amended as a result of the acquisition of Metl-Span LLC ("Metl-Span"). The provisions of the amendment include (i) permitting the rollover of outstanding participant plan loans made to employees of Metl-Span; (ii) recognizing, for purposes of the Plan, the service with Metl-Span performed by Metl-Span employees as a result of the acquisition and to add a special enrollment date of June 21, 2012 for such employees; (iii) allowing employees and former employees of Metl-Span, who subsequently become participants in the Plan as a result of the acquisition, to be fully vested in their matching contribution sub-accounts; and (iv) adding provisions to expand the Plan's eligibility provisions in connection with acquisitions. On June 21, 2012, the Plan received rollovers totaling $3,493,749 as a result of the acquisition of Metl-Span.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer a maximum of 7% of their annual compensation.

The Company may make a discretionary contribution in an amount determined by the Plan sponsor. During the years ended December 31, 2012 and 2011, the Company made discretionary contributions totaling $3,448,851 and $1,610,676, respectively, of which $994,237 and $798,141, respectively, are included in employer contributions receivable.

Participants direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, collective trust funds, separately managed funds and the NCI Company Stock Fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service, as defined by the Plan. A participant is fully vested after 6 years of continuous service.

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2012 and 2011, forfeited non-vested accounts totaled approximately $40,484 and $6,049, respectively. For the years ended December 31, 2012 and 2011, plan fees totaling approximately $21,724 and $67,177, respectively were paid from forfeited non-vested accounts. For the year ended December 31, 2012, employer contributions were reduced by $17,000 from forfeited non-vested accounts.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his account, NCI Common Stock at the value of the NCI Stock Fund, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding notes receivable from participants ranged from 4.25% to 10.00% at December 31, 2012 and 2011.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

As described in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946-210-45, Other Presentation Matters for Fully Benefit Responsive Investment Contracts, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31, 2012 and 2011, investments in the accompanying Statements of Net Assets Available for Benefits include a common collective trust, i.e., the Wells Fargo Stable Return Fund N25, which is a fully benefit-responsive investment contract. The Statements of Net Assets Available for Benefits present the fair value of the investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Valuation of Investments and Income Recognition

The Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

Benefit Payments

Benefit payments to participants are recorded upon distribution.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

Reclassifications

Certain items in the 2011 financial statements have been reclassified to conform to the 2012 financial statement presentation. The reclassifications have no material impact on the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits, as previously reported.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU requires for Level 3 fair value measurements to disclose quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivities of the measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a significant impact on the Plan's financial statements.

Note 3: Investments

The following table presents the Plan’s investments at fair value. Investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are separately identified.

	2012	2011

Wells Fargo Stable Return Fund	$46,798,233	$44,835,161
Wells Fargo S&P 500 Index Fund N	22,872,040	19,803,803
Vanguard Target Retirement 2020 Fund	10,651,294	8,254,289
NCI Building Systems, Inc. Common Stock Fund
636,121 and 744,983 shares, respectively	*	8,097,959
Investments less than 5% of the Plan’s net assets	90,627,839	68,900,395

Total investments	$170,949,406	$149,891,607

* Not applicable in the period indicated.

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $15,679,741 and $(4,806,622), respectively.

	2012	2011

Mutual funds	$9,605,256	$(4,176,382)
NCI Building Systems, Inc. Common Stock Fund	2,167,217	(1,845,421)
Common collective trusts	3,907,268	798,615
NCI Blended Stable Value Fund	-	416,566
Net appreciation (depreciation) in fair value	$15,679,741	$(4,806,622)

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2012 and 2011 were $1,808,234 and $1,620,700, respectively.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 4: Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$43,899,971	$-	$-	$43,899,971
Total Mutual Funds	43,899,971	-	-	43,899,971
Separately Managed Funds:
Mutual Funds:
Equity Funds	-	18,138,907	-	18,138,907
Growth & Income Funds	-	25,195,389	-	25,195,389
Index Funds	-	5,111,882	-	5,111,882
Total Mutual Funds	-	48,446,178	-	48,446,178
Common Collective Trusts	-	22,872,040	-	22,872,040
Total Separately Managed Funds	-	71,318,218	-	71,318,218
NCI Common Stock Fund
NCI Common Stock	-	8,842,082	-	8,842,082
Money Market Fund	-	90,902	-	90,902
Total NCI Common Stock Fund	-	8,932,984	-	8,932,984
Common Collective Trusts	-	46,798,233	-	46,798,233
Total Investments at Fair Value	$43,899,971	$127,049,435	$-	$170,949,406

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$34,592,380	$-	$-	$34,592,380
Total Mutual Funds	34,592,380	-	-	34,592,380
Separately Managed Funds:
Mutual Funds:
Equity Funds	-	15,718,423	-	15,718,423
Growth & Income Funds	-	21,860,753	-	21,860,753
Index Funds	-	4,756,125	-	4,756,125
Total Mutual Funds	-	42,335,301	-	42,335,301
Common Collective Trusts	-	19,803,803	-	19,803,803
Total Separately Managed Funds	-	62,139,104	-	62,139,104
NCI Common Stock Fund
NCI Common Stock	-	8,097,959	-	8,097,959
Money Market Fund	-	227,003	-	227,003
Total NCI Common Stock fund	-	8,324,962	-	8,324,962
Common Collective Trusts	-	44,835,161	-	44,835,161
Total Investments at Fair Value	$34,592,380	$115,299,227	$-	$149,891,607

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 5: Related Party Transactions

Certain Plan investments are shares of collective funds managed by Wells Fargo Bank, N.A., the trustee and the record keeper of the Plan. Additionally, the Plan invests in shares of the Company’s common stock and issues participant loans. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.

The Plan incurs expenses related to general administration. The Plan sponsor pays certain expenses and accounting fees relating to the Plan. During the years ended December 31, 2012 and 2011, the Plan sponsor paid Plan expenses of approximately $65,352 and $17,001, respectively.

Note 6: Plan Tax Status

The Plan obtained its latest determination letter on July 13, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax.

The Plan has been amended since receiving the latest determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 7: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$178,680,861	$157,308,056
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,318,901	1,136,174
Deemed participant loans	(101,327)	-
Net assets available for benefits per Form 5500	$179,898,435	$158,444,230

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2012 and 2011, to Form 5500:

	2012	2011
Net increase (decrease) in net assets available for benefits per the financial statements	$21,372,805	$(7,082,642)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	182,727	1,026,984
Change in deemed participant loans	(101,327)	-
Net increase (decrease) in net assets available for benefits per Form 5500	$21,454,205	$(6,055,658)

Supplemental Schedule

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***

*	Wells Fargo Stable Return Fund N25	Collective Fund**	$46,798,233
*	Wells Fargo S&P 500 Index Fund N	Separately Managed Fund - Collective Fund**	22,872,040
	Vanguard Target Retirement 2020 Fund	Mutual Fund**	10,651,294
*	NCI Common Stock Fund	Unitized Fund – Common Stock	8,842,082
	PIMCO Total Return Fund Admin	Separately Managed Fund – Mutual Fund	6,882,884
	Vanguard Target Retirement 2015 Fund	Mutual Fund	6,601,535
	DWS Dreman Small-Cap Value Fund	Separately Managed Fund – Mutual Fund	6,017,940
	Vanguard Target Retirement 2030 Fund	Mutual Fund	6,001,240
	Eagle Small-Cap Growth Fund	Separately Managed Fund – Mutual Fund	5,946,116
	Vanguard Target Retirement 2025 Fund	Mutual Fund	5,922,933
	Vanguard Mid-Cap Index Fund	Separately Managed Fund – Mutual Fund	5,111,882
	Dodge & Cox Stock Fund	Separately Managed Fund – Mutual Fund	4,990,013
	Dodge & Cox International Stock Fund	Separately Managed Fund – Mutual Fund	4,981,139
	American Funds Europacific Growth Fund R4	Separately Managed Fund – Mutual Fund	4,844,630
	Turner Core Growth Fund I	Separately Managed Fund – Mutual Fund	4,813,522
	Vanguard Target Retirement 2035 Fund	Mutual Fund	3,799,079
	Vanguard Target Retirement 2010 Fund	Mutual Fund	3,195,447
	Vanguard Target Retirement Income Fund	Mutual Fund	3,103,679
	Vanguard Target Retirement 2040 Fund	Mutual Fund	2,248,489
	PIMCO High Yield Fund-Institutional	Separately Managed Fund – Mutual Fund	1,617,694
	Vanguard Target Retirement 2045 Fund	Mutual Fund	1,544,247
	Lazard Emerging Markets Portfolio	Separately Managed Fund – Mutual Fund	1,123,017
	PIMCO Foreign Bond Fund USD H-Inst	Separately Managed Fund – Mutual Fund	1,066,010
	Vanguard Inflation-Protected Securities Fund-Adm	Separately Managed Fund – Mutual Fund	1,051,330
	Vanguard Target Retirement 2050 Fund	Mutual Fund	620,080
	Vanguard Target Retirement 2055 Fund	Mutual Fund	211,949
*	NCI Common Stock Fund	Unitized Fund - Money Market Fund	90,902

			170,949,406
*	Participant Notes Receivable	Loans to participants bearing interest at rates ranging from 4.25% to 10.0%	7,803,920

			$178,753,326

* Indicates a party-in-interest as defined by ERISA

** Represents investment comprising at least 5% of net assets available for benefits

*** Cost information is not presented because all investments are participant directed

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems, Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI 401(k) Profit Sharing Plan

	By:	NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

	By:	/s/ Mark E. Johnson
Mark E. Johnson
Executive Vice President, Chief Financial Officer
and Treasurer

DATE: June 26, 2013

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

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